Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

July 2, 2024

VIA EDGAR TRANSMISSION

Mr. Raymond Be

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Preliminary Proxy Statement of FS MVP Private Markets Fund (Registration No. 811-23656)

Dear Mr. Be:

The following responds to the Staff’s comments that you provided by telephone on June 21, 2024, regarding the review of the preliminary proxy statement filed by FS MVP Private Markets Fund (the “Fund”) on Schedule 14A on June 13, 2024 (the “Proxy”).

For your convenience, the Staff’s comment is summarized below and is followed by the Fund’s response. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Proxy, unless otherwise indicated.

1.	Comment: The Proxy states that the Sub-Adviser will serve as a non-discretionary sub-adviser and that the portfolio management personnel responsible for managing the Fund's senior credit strategy are not expected to change. The Staff notes, however, that it is not clear whether such portfolio management personnel currently do or do not have discretion in their management of the senior credit strategy. Consequently, please revise the disclosure to so clarify.

Response: The Fund has updated the applicable disclosure to clarify that the services provided by the portfolio management personnel responsible for managing the Fund's senior credit strategy were, and will continue to be, provided in a non-discretionary manner if shareholders approve the Investment Sub-Advisory Agreement.

* * * * *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2959.

 Mr. Raymond Be

July 2, 2024

Sincerely,

/s/ Joshua B. Deringer
Joshua B. Deringer